Filed by Pinnacor Inc.
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                           Subject Company:  NMP, Inc., MarketWatch.com, Inc.,
                                                             and Pinnacor Inc.
                                              Commission File No.:  333-108282




The following is a transcript of an earnings call made on Thursday, October 23, 2003 at 5:00 pm EST to members of the financial community by representatives of Pinnacor Inc. in connection with the release of financial results for the third quarter of 2003.



INTRODUCTION - ROWAN HAJAJ


Good afternoon and welcome to Pinnacor's earnings conference call. By now, you should have received a detailed press release reporting Pinnacor's Fiscal Third Quarter 2003 financial and operating results. The press release was disseminated over PR Newswire after market close today. If you have not yet received that release, you can obtain a copy by going to our web site at www.Pinnacor.com. I would encourage you to visit our site where you will also find this conference call available via Webcast. Speaking on today's call from Pinnacor are Kirk Loevner, chairman and CEO, and David Obstler, CFO and executive vice president, corporate development and strategy. After we've reported our results, we will open the lines up for questions.


Please note that various remarks we make on this call about the future expectations and plans of Pinnacor's management, prospects of Pinnacor's business, the expected timetable for completing the proposed MarketWatch/Pinnacor transaction and the benefits and synergies of that transaction, as well as any other statements about future expectations, benefits, goals, plans or prospects, constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans" "anticipates," "expects," "estimates" and similar expressions) should be considered to be forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, the timely development and market acceptance of new and updated products and the effect of competition, the ability of us and MarketWatch to consummate the proposed transaction and successfully integrate our operations and employees, and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2002, our Form 10-Q for the quarter ended June 30, 2003 and the Form S-4, as amended, filed with the SEC by NMP, Inc. Listeners are therefore cautioned not to place undue reliance on these forward-looking statements. And with that, I'll turn the call over to Kirk.

BUSINESS REVIEW - KIRK LOEVNER

Good afternoon and thanks for joining us today. We are happy to report our sixth consecutive quarter of EBITDA profitability and our second consecutive quarter of growing net income, both adjusted for deal-related costs and other charges. Before David gives you the details of our financial results, I'd like to give you an update on the acquisition of the company by MarketWatch, and on our business progress.

Acquisition Update

The Marketwatch deal is progressing smoothly. Integration planning is underway, and we continue to be excited about the opportunities for profitability and growth that the combination will create. The merger will create a combined company that is a market-leading provider of online business news and financial applications to organizations in numerous sectors, including banking, brokerage and media. MarketWatch's strength in news, tools and charting capabilities combined with Pinnacor's broad set of financial applications and extensive customization offerings will create opportunities to sell additional products and services into a significantly larger customer base. Feedback on the deal from our customers has also been overwhelmingly positive.

The deal is on track to close in the fourth quarter as previously guided. A preliminary S-4 Registration Statement and joint proxy statement /prospectus has been filed with the SEC by a company called NMP, Inc. which will be the company into which both MarketWatch and Pinnacor would be merged. We are working with the SEC to finalize a definitive joint proxy statement/prospectus, which will then be sent to stockholders as soon as it is ready. We do not believe that the deal is contingent on any other regulatory approval.

Business Overview

Despite the difficulty of signing new business during the course of a merger, we continued to expand relationships with large customers such as S1, Fremont Group and US Bancorp Piper Jaffray, and added blue chip customers like The St Paul Companies, Flowserve and Canadian National. We also saw 11% growth in variable revenue due to the success of our channel relationships and usage-based products.

On the product side, we have made great strides in developing a new suite of security-centric research applications that utilize a flexible and extensible architecture that gives clients the control they require to meet their specific business requirements. The first research centers we launch will be a Mutual Fund Center and Bond Center, both areas of increased retail investor interest. We have been seeing interest in these applications from broker dealer and asset management clients.

We have also made solid progress on the next generation of our Portal Services platform which we expect to launch by year's end. This will combine and upgrade our news service, enhance our portal integration framework and package our information into suites for vertical industries and departments, strengthening our offering in the business information market as well as opening some new opportunities in the financial services market.

While the buying environment has remained constrained throughout 2003, we continue to be extremely positive about the opportunities within each of our target markets moving forwards. In particular, we believe financial institutions will continue to grow their investment in online solutions for servicing their customers over the long term, and we are already seeing signs that budgets will open up in 2004 following the recovery in the markets in 2003. Furthermore, the corporate portal market continues to expand, and cutting edge interactive services are playing an ever more important role in wireless carrier growth, providing great opportunities for us in the Business Information and Wireless markets.

Now I'll hand the call over to David to discuss the detail of our financial results.


FINANCIAL REVIEW - DAVID OBSTLER

Thanks, Kirk. I'll now review our third quarter 2003 performance in detail before opening the call up to questions.

Revenue in the third quarter was $8.35 million, down from $8.44 million in Q2 and up from $8.05 million in Q3 of 2002. In Q3, we added $1.5 million in annualized business, consisting of approximately $750,000 of new ACV from new deals and the growth in variable revenues, and approximately $750,000 of professional services & other one-time fees recognized in the quarter which is not included in our ACV number. Our renewal rate for the quarter was 68%. At the end of Q3, our 486 customers had a total annualized contract value of $30.2 million, with the average contract running 20 months. Approximately two thirds of total ACV is derived from the financial services market.

Turning to the cost side of the business, gross profit was $5.5 million or 66% of sales, up from 65% of sales in Q2 and flat with the prior year. We continue to see opportunities for reduction in data costs moving forwards, especially in light of the pending merger with MarketWatch.

Total operating expenses, excluding cost of sales, depreciation and amortization, stock-based compensation, restructuring charges and $1.023 million of deal-related costs, were $4.8 million, flat with Q2 2003, and a 9% decrease from $5.2 million in Q3 2002. The $1.023 million in deal related expenses represents charges for legal, investment banking, accounting and travel costs.

EBITDA, as adjusted, which excludes stock based compensation, restructuring and asset abandonment charges and deal related expenses, was $704,000, flat with Q2 2003 and up from $86,000 in Q3 2002.

Net income excluding stock based compensation, restructuring and asset abandonment charges, the amortization of identifiable intangible assets and deal-related costs was $331,000, and $0.01 per share. This compares to $250,000 and $0.01 per share last quarter and a $(401,000) and ($0.01) per share loss in Q3 2002.

GAAP net loss, which includes the deal-related expenses, was $(818,000) or $(0.02) per share.

Turning to the balance sheet, as per our guidance, cash flow from operations was positive in the third quarter, generating $342,000 compared with $449,000 in the prior quarter. Total cash utilization for the quarter was $203,000 compared with $649,000 in the prior quarter. We ended the quarter with approximately $47.7 million in cash, cash equivalents and marketable securities, or $1.17 per share based on 40.89 million basic shares outstanding.


GUIDANCE

Pinnacor will not be providing guidance moving forwards since we do not expect to report Q4 or full year 2003 results on a standalone basis. However, I will note that year-to-date EBITDA excluding stock-based compensation and deal-related expenses as of September 30th was $1.8 million compared to previous guidance of $2.0 to $3.0 million for the full year 2003, and year-to-date EPS before stock based compensation, amortization of identifiable assets and deal-related expenses was 1.4 cents, compared to previous guidance of between 2 and 4 cents for the full year 2003.

QUESTIONS

And with that I'd like to open up the call for questions.

CLOSING REMARKS - Kirk

Thank you for joining us today, and for your support. As David said, we don't expect to report again as a standalone company, but hope that you will continue your interest in our progress through MarketWatch moving forwards. As always, if you have any questions about the deal or anything else, feel free to call our investor relations department. Thank you.

Additional Information About the Merger and Where to Find It
------------------------------------------------------------
For more information about the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com see the Registration Statement on Form S-4, as amended, filed by NMP, Inc. with the SEC, which is available on the SEC's Web site and the Company's Web site at www.pinnacor.com under the section entitled "Investor Relations". MarketWatch.com and Pinnacor also intend to mail to their respective stockholders a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available."